

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 4, 2013

VIA EMAIL

Ms. Sheri Kocen
Senior Counsel
The Guardian Life Insurance Company of America
7 Hanover Square
New York City, NY 10004

> Re: The Guardian Separate Account R
> Initial Registration on Form N-4 - File Nos. 333-187762 & 811-21438
> The Guardian Investor ProFreedom Variable Annuity (B Share)
> The Guardian Investor ProStrategies Variable Annuity (I Share)

Dear Ms. Kocen:

The staff has reviewed the above-referenced registration statement, which the Commission received on April 5, 2013. We gave it a full review. Unless otherwise indicated, the page references for the comments presented below are made with regard to the courtesy copy of the B Share prospectus. Please make conforming changes, as applicable, to the I Share prospectus.

1. Cover Pg.

(a) Edgar Class IDs

The name on the cover page of the prospectus and the "Class ID" on Edgar should be the same. Therefore, please update the Class IDs on Edgar to insert "(B Share)" or "(I Share)" as part of the name.

(b) Guarantees

(i) Please include on the cover page a statement to the effect that: "Any guarantees under the contract or death benefit riders that exceed the value of your interest in the separate account are paid from our general account (not the separate account). Therefore, any amounts that we may pay under the contract in excess of your interest in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments."


(ii) Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

(c) Typos –

(i) In the last sentence of the first paragraph, please change the reference to "contracts" to "contract."

(ii) In the third paragraph of the boxed text after the list of variable investment options, please change "involve" to "involves."

2. Expenses – p. 2

(i) Please include a bullet point here that addresses Transfer Fees and include these fees in the applicable expense table. In addition, because a transfer includes a sale and a purchase, please revise your disclosure on page 61 to clarify that this fee will be the lesser of $25 or 2% of the amount transferred or explain how the stated fee satisfies the at-cost standard.

(ii) On page 52 of the prospectus, you reference the "Deferred Income Annuity Payout Option Rider." Will there be a charge for this rider? If so, please set forth the charge in the appropriate expense table. If not, please disclose that fact.

3. Deciding to Purchase a Contract – p. 3

You disclose that "[b]ecause the laws and regulations that govern the contract vary among the jurisdictions where the contract is sold, some of the contract's terms may vary depending on where you live. Please check your contract carefully for specific terms and conditions."   Please disclose that all material contract variations have been set forth in the prospectus.

4. Frequent Transfers – p. 30

The disclosure that you do not expressly limit the number or frequency of transfers conflicts with the disclosure on p. 28. Please revise as appropriate.

5. Surrenders and Withdrawals – p. 31

Please clarify that withdrawals are permitted during the accumulation period.

This section includes the first reference to the DIA Payout Option rider. Please include a cross-reference to the page where a detailed discussion of this rider begins.


With regard to the second paragraph under this heading, please state in "plain English" the impact of treating the DIA as a withdrawal. For example, would any part of that withdrawal (excluding any free withdrawal amount) be subject to a surrender charge or taxes?

6. Inactive Contracts – p. 34

Please explain supplementally whether amounts allocated to the DIA payout option rider are included in the "Inactive Contract" determination and/or the resultant distribution.

7. Option F-6 – pg. 43

Please explain why this option does not include withdrawal of the current value of all or part of the remaining guaranteed payments as do Options F-4 and F-5 according to the disclosure on p. 41 under "Withdrawals under Options F-4 and F-5."

8. Special requirements – p. 46

With respect to the first bullet point, please provide in correspondence to the Staff an example that would fall within the circumstances set forth in the second sentence under that bullet point.

9. Enhanced Death Benefit Riders – p. 47

Consider inserting a chart under this section that contrasts the different death benefits and their "target investors" in order to assist investors in evaluating the death benefit choices.

10. ROPDB Plus – p. 50

You disclose "the ROPDB Plus Daily Factor (as shown in the specifications section of the rider)." Please clarify this parenthetical by referring to the specific page of this prospectus or the heading of the section where the applicable information can be found. If this information is currently only presented in the actual contract rider, please disclose in the prospectus how the ROPD Plus Daily Factor works. Please further note that stating that the ROPDB Plus Daily Factor is based upon an annual simple interest rate of 3% is vague in the absence of further information.

11. Deferred Income Annuity Payout Option Rider (also referred to as SecureFuture Income Rider) – p.52

Please expand the disclosure relating to the DIA payout option to more completely explain what the DIA payout option is and how it works and highlight how it contrasts to the features and


options available under the basic contract (*e.g.* annuity options and annuitization dates). Furthermore, in connection with this expanded disclosure, you may wish to explain who might benefit from purchasing this rider.

Please also address the following:

(i)   Where will amounts allocated to the DIA be maintained? If allocations will be to GIAC's general account or a separate account within the general account, the disclosure should state this and emphasize, if true, that annuity payments under this option will be subject to GIAC's claims paying ability.

(ii)   How and when will interest, if any, be credited to amounts in the DIA payout option? Please include the formula that will be used to determine the amount of interest to be credited.

(iii)   Are withdrawals permitted?

(iv)   What happens to the value under the DIA payout option if a contract is surrendered or cancelled due to inactivity?

Please note that it is likely that we will have additional questions and comments on the DIA payout option once we receive your revised disclosure and responses to our other comments.

12. DIA Transfers – pgs. 52-53

Please revise the following sentence as it is confusing: "<u>Total DIA transfers made in any contract year</u> after the first contract year a DIA transfer is made may not exceed the lesser of $100,000 or the aggregate amount of DIA transfer made in that contract year." Specifically, does "in that contract year" refer to the first contract year?

Please disclose whether the number of permitted transfers to the DIA payout option are included in or in addition to the number of permitted transfers disclosed on page 28. Do they include transfers out of the DIA payment option?

Please explain what you mean by "purchase rates" in the first bullet on page. 53.

13. Effect of DIA Transfers on Basic Contract – p.53

Please discuss in "plain English" the implications of treating DIA transfers as withdrawals under the basic contract. (See comment 5 above.)



14. Changing the DIA Commencement Date – p. 55

You disclose an "Interest Rate Change Index." You note that you currently use the Composite Yield on Season Corporate Bonds (CYSCB), as published by Moody's. Please clarify in the text if you will only stop using the CYSCB if it is <u>discontinued by Moody's</u> or if you are retaining the right to discontinue using the CYSCB on your own initiation.

The disclosure regarding the "Change Factor" is unclear. How is that factor calculated?

15. Death of Owner or Annuitant – p. 56

Please clarify the disclosure in the first full paragraph at the top of this page using "plain English" standards. Specifically, please clarify the circumstances under which there would be no death benefit payable under the basic contract.

Please revise the last paragraph under this heading using "plain English" standards.

16. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

17. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require to make an informed decision. Since the Registrant and its management are in possession of all the facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and



- the Registrant may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

****

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence. The letter should include the acknowledgements requested in the final comment above. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

We reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the Registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date, if appropriate.

If you have any questions, you are welcome to call me at 202.551.6758. Mail should be directed to the Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,
/s/ Michelle Roberts
Michelle Roberts
Senior Counsel
Insured Investments Office